Exhibit 99.9
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Master Replicas, Inc.
We have audited the accompanying consolidated balance sheet of Master Replicas, Inc. as of March 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the three months ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Master Replicas, Inc. as of March 31, 2006 and the consolidated results of their operations and their cash flows for the three month period ended March 31, 2006 in conformity with United States generally accepted accounting principles.
EISNER LLP
New York, New York
April 18, 2007

Master Replicas Inc.
CONSOLIDATED BALANCE SHEETS

	March 31, 2006	September 30, 2006
		(unaudited)
ASSETS (Note 6)

Current assets:
Cash	$616,444	$620,907
Accounts receivable, net	4,030,254	2,098,912
Income tax receivable	—	399,137
Inventory	5,787,605	5,923,728
Prepaid expenses and other assets	338,066	1,160,983
Deferred tax asset	485,000	705,000

Total current assets	11,257,369	10,908,667

Property, plant and equipment, net	247,810	257,764
Deferred acquisition costs	—	749,577
Deposits	43,502	30,691
Tooling costs, net	202,503	388,807
Other	—	110,861
Deferred tax, non-current	48,309	50,309

Total assets	11,799,493	12,496,676

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accrued expenses	1,942,157	1,455,712
Trade accounts payable	1,697,607	2,944,056
Deferred revenue	13,618	186,584
Income tax payable	874,654	140,000
Line of credit	—	1,003,000
Current portion long term debt	—	329,992

Total current liabilites	4,528,036	6,059,344

Long term debt, net of current portion	989,975	659,984
Warrant liability	—	380,000

Total liabilities	5,518,011	7,099,328

Redeemable convertible Series B preferred stock; par value $0.0001; 78,001,786 shares authorized; 56,430,663 issued and outstanding; redemption value and liquidation preference of $2,821,553	2,802,949	2,802,949

Stockholders equity
Series A convertible preferred stock, authorized 5,454,274 shares, par value $0.0001, issued and outstanding, 5,284,330 liquidation preference of $264,217	528	528

Common stock, authorized 125,367,384 shares, par value $0.0001, issued and outstanding 619,180 and 1,594,065	287	384
Additional paid-in capital	1,041,721	1,849,612
Retained earnings	2,435,997	743,875

Total stockholders equity	3,478,533	2,594,399

Total liabilities and stockholders’ equity	$11,799,493	$12,496,676

The accompanying notes are an intregal part of the consolidated financial statements.

Master Replicas Inc.
CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal periods
	Three month period ended	Six month period ended
	March 31, 2006	September 30, 2006
		(unaudited)
Net sales	$6,747,665	$11,330,107

Cost of goods sold	4,095,489	8,507,705

Gross profit	2,652,176	2,822,402

Operating expenses

Administration, sales and marketing expenses	1,719,596	4,618,933

Income (loss) from operations	932,580	(1,796,531)

Other income (expense):

Change in fair value of warrant liability	—	380,000
Interest Income	(13,020)	(5,196)
Interest Expense	36,341	82,787

Total other expense, net	23,321	457,591

Income (loss) before provision (benefit) for income taxes	909,259	(2,254,122)

Provision (benefit) for income tax	566,000	(562,000)

Net Income (loss)	$343,259	$(1,692,122)

The accompanying notes are an intregal part of the consolidated financial statements.

Master Replicas Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the three months ended March 31, 2006 and the six months ended September 30, 2006 (unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in
	Shares	Amount	Shares	Amount	Capital	Retained Earnings	Total
Balance at January 1, 2006	5,284,330	$528	619,180	$287	$858,499	2,092,738	2,952,052

Deferred Stock-based compensation arising from options issued to employees					183,222		183,222

Net Income						343,259	343,259

Balance at March 31, 2006	5,284,330	$528	619,180	$287	$1,041,721	2,435,997	3,478,533

(unaudited)

Stock-based compensation arising from options issued to employees					427,839		427,839

Issuance of common stock for compensation			974,885	97	380,052		380,149

Net Loss						(1,692,122)	(1,692,122)

Balance at September 30, 2006	5,284,330	$528	1,594,065	$384	$1,849,612	$743,875	$2,594,399

Master Replicas Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal periods
	Three month period ended	Six month period ended
	March 31, 2006	September 30, 2006
		(unaudited)
Cash flows from operating activities:

Net income (loss)	$343,259	$(1,692,122)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	150,157	360,498
Deferred tax asset	393,666	(222,000)
Deferred compensation stock and stock options	183,222	807,988
Change in fair value of a derivative	—	380,000

Changes in operating accounts:
Accounts receivable	3,503,723	2,056,323
Income tax receivable	—	(399,137)
Inventory	700,050	(136,122)
Prepaid expenses and other current assets	(104,984)	(822,916)
Deposits	—	12,809
Deferred acquisition costs	—	(749,576)
Other	—	(110,861)
Accrued other expenses	(3,202,045)	(486,445)
Trade accounts payable	(4,684,632)	1,246,449
Deferred revenue	(24,127)	172,966
Product warranty	(103,691)	(124,981)
Income tax payable	(750,321)	(734,654)

Net cash flows (used in) operating activities	(3,595,723)	(441,781)

Cash flows from investing activities:
Purchase of property and equipment	(51,841)	(113,151)
Tooling costs	(117,743)	(443,606)

Net cash used in investing activities	(169,584)	(556,757)

Cash flows from financing activities:
Line of Credit	—	1,003,000

Net cash provided by financing activities	—	1,003,000

Net Increase (decrease) in cash and cash equivalents	(3,765,307)	4,462
Cash at beginning of period	4,381,751	616,444

Cash at end of period	$616,444	$620,906

Supplemental disclosure of cash flow information:
Cash paid for interest	$36,341	$82,787

Cash paid for taxes	$906,700	$76,225

The accompanying notes are an integral part of the consolidated financial statements.

Master Replicas Inc.
Notes to Consolidated Financial Statements
1.	Organization

Nature of Business

Master Replicas Inc., a Delaware corporation (the Company) operating from Walnut Creek, California, was formed in January 2002 as a limited liability company. The Company incorporated in May 2004, issuing common and preferred stock in exchange for member units, convertible notes, and accrued interest. Sales to consumers, distributors and retailers are worldwide.

The Company produces high-quality, officially licensed collectible movie and television prop replicas for sale to retailers, distributors, and consumers. In January 2002, the Company obtained a global license with Lucasfilm Ltd. to sell prop replicas for the Star Wars series of movies. In November 2002, the Company obtained a global license with CBS (formerly Viacom International) for the Star Trek franchise, both the movie and television series. Additional licenses were entered into in 2003 and 2004: New Line Cinema — Lord of the Rings, Twentieth Century Fox — Alien, Predator and Alien vs. Predator, Sony Pictures — Men in Black, and DreamWorks — Shrek. In 2004, the Company obtained a license with Disney Enterprises, Inc., and has brought various products of Disney characters from television and movies to market. In 2006, the Company entered into new contracts with Marvel, Nintendo, New Line, and Halo and is currently in production with products and memorabilia for upcoming movies, DVD’s and video games releases in 2007.
Subsequent Events- Merger December 26, 2006
On October 4, 2006, pursuant to an Agreement and Plan of Merger between the Company and Corgi International Limited, a corporation organized under the laws of Hong Kong (Corgi) and LightSaber Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgi (Merger Sub), Merger Sub agreed to merge, subject to certain closing conditions, with and into the Company with the Company surviving as a wholly-owned subsidiary of Corgi (Merger).

The Merger Agreement includes a Tax Indemnity Agreement under which Corgi is required to indemnify the Company shareholders against U.S. federal, state and local income taxes, interest and penalties resulting from failure of the Merger to qualify as reorganization as defined by section 368(a) of the tax code.

On November 1, 2006, Corgi entered into a binding purchase agreement with Cards Inc. Limited (Cards) providing for Corgi’s acquisition of all outstanding capital stock of Cards (Cards Acquisition). It was a condition to the Merger that the Cards Acquisition be consummated. It was also a condition to the Merger that Corgi dispose of its factory, and the related business. On November 3, 2006, Corgi entered into such an agreement with an unrelated third party.

Another condition to the Merger was that Corgi obtain at least $10 million in gross proceeds from financing (Financing) that would close in connection with the Merger. On November 15, 2006, Corgi signed a binding agreement to raise $17.6 million.

On December 20, 2006, the Cards Acquisition and Financing transactions closed as well as the divestiture of the factory and related business.

On December 26, 2006, the Merger transaction closed.

2.	Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The accompanying interim balance sheet as of September 30, 2006, and the statements of operations, stockholders equity and cash flows and the notes to the financial statements for the six months ended September 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal

Master Replicas Inc.
Notes to Consolidated Financial Statements
recurring adjustments, necessary to state fairly the Company’s financial position at September 30, 2006 and its results of operations and cash flows for the six months ended September 30, 2006. The results for the six months ended September 30, 2006 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2007.
Change of Fiscal Year End
In December 2006, in connection, with the merger, the Company changed its fiscal year end from December 31 to March 31, the year end of Corgi.
Principles of Consolidation
The consolidated financial statements include the accounts of Master Replicas Inc. and Master Replicas Hong Kong Limited, a wholly owned subsidiary. Intercompany balances and transactions are eliminated in consolidation.
The accounts of Corgi and Cards will be consolidated with those of the Company from the date of acquisition, December 26, 2006, forward.
Financial Instruments
Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The estimated fair value of these financial instruments approximates their carrying value.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Significant estimates include estimates for the recoverability of accounts receivable; returns and allowances; inventory and deferred taxes. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at the date of purchase
Allowance for Doubtful Accounts
Bad debts are provided for based on management’s evaluation of outstanding accounts receivable. As of March 31, 2006 and September 30, 2006, the Company reserved $44,446 and $560,061 for uncollectible accounts receivable. Bad debt expense for the three months ended March 31, 2006 and for the six months ended September 30, 2006 was $44,446 and $536,101, respectively.
The Company performs credit evaluations of its customers and requires no collateral from its customers.
Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.
Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Depreciation and Amortization is computed using the straight-line method based upon the estimated useful life of the assets, which is one to three years.

Master Replicas Inc.
Notes to Consolidated Financial Statements
Repairs and maintenance are charged to expense as incurred, costs of significant renewals and improvements added to the depreciable base of the property.
Web Site Development
In accordance with Statement of Position (SOP) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants (AICPA), the Company capitalized costs associated with Web development, or building of its Website. Costs incurred in the preliminary project stage were expensed as incurred. Costs incurred in the development stage were capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost and are amortized on a straight-line basis over the estimated useful life of two years.
Tooling Costs
Tooling costs consist of the costs incurred to make manufacturing materials required to produce the replicas, such as molds or specialized tools. Tooling costs are amortized over the economic life of the tools, which management has determined is one year. Amortization expense is included in cost of goods sold as a product cost.
Vacation Policy
Vacation pay is recorded when earned by the employee.
Inventory
Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.
The Company’s finished goods inventory is held at a third party distribution center in Edison, New Jersey for the fulfillment of all direct consumer orders, retail orders and distributions orders in North America and at a freight facility in Hong Kong.
The Company provides a reserve for obsolesce based on the determination of the primary future demand forecasts and marketability. Balances at March 31, 2006 and September 30, 2006 were $112,036 and $112,541 respectively.
Inventory valued at $2,029,912 and $1,459,928 at March 31, 2006 and September 30, 2006 is maintained outside the United States.
Revenue Recognition and Deferred Revenue
The Company recognizes revenue when products are shipped and, in certain arrangements, when the products reach the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.
The provisions for trade discounts, products returns, incentive programs for distributor and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Company’s revenue would result

Master Replicas Inc.
Notes to Consolidated Financial Statements
Revenue for internet sales amounted to approximately 22% and 16% for the three months ended March 31, 2006 and September 30, 2006, respectively.
Deferred Revenue represents payments collected in advance, typically related to international customers.
Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was $223,398 and $369,710 for the three month period March 31, 2006 and the six month period ended September 30, 2006, respectively.
Freight and Shipping Costs
Freight costs that are incurred to ship products and materials to the fulfillment house are expensed as cost of goods when incurred. Freight in on inventory is capitalized in the cost of inventory.
Shipping costs for internet sales are included in cost of goods and revenue. The amount included in revenue for the three months ended March 31, 2006 and the six months ended September 30, 2006 were $163,468 and $243,354, respectively.
Deferred Acquisition Costs
Deferred acquisitions cost were $0 and $749,577 at March 31, 2006 and September 30, 2006, respectively. The Company has accumulated costs associated with the merger described in note 1. The deferred acquisition costs are a combination of legal and professional fees that have been deferred in the Company’s financial statements. These costs will be included in the determination of the purchase price for the acquired companies at the date of acquisition (see note 1).
Provision for Returns
The financial statements include a provision for product returns of $465,148 and $340,166 at March 31, 2006 and September 30, 2006, respectively. These amounts are based on current sales and estimates of future returns. The estimates are derived from historical cost experience. This amount is netted against accounts receivable in the accompanying balance sheets.
Concentrations of Credit Risk
The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31 and September 30 2006 the Company’s uninsured cash balance was $516,444 and $520,907.

Master Replicas Inc.
Notes to Consolidated Financial Statements
Stock-Based Compensation
Through December 31, 2004, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees , and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.
From January 1, 2005 through December 31, 2005, we accounted for stock-based compensation expense for employees and for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation , and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services , and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.
In December 2004, FASB issued SFAS No. 123(R),Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), we will recognize the fair value of employee stock-based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157,Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board of Directors having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in fiscal 2008 to have a material impact on our consolidated financial position, results of operation or cash flows.
In June 2006, the FASB published FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, Accounting for Income Taxes . This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for us in fiscal year 2008 beginning April 1, 2007. Management is assessing the impact that the adoption of FIN 48 will have on the Company’s consolidated financial position, results of operation and cash flows.

Master Replicas Inc.
Notes to Consolidated Financial Statements
3. Tooling Costs
Tooling costs consist of the following at March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
Tooling Costs	1,933,043	2,376,650
Amortization	(1,730,541)	(1,987,843)

Net Tooling	202,502	388,807

Amortization expense was $103,474 and $257,301 for the three month period ending March 31, 2006 and the six month period ending September 30, 2006, respectively. Amounts for fully depreciated tools no longer in service are removed from the accounts.
4. Property and Equipment
Property and equipment consists of the following

	March 31, 2006	September 30, 2006
Fixed Assets
Computer Equipment	157,706	167,814
Furniture	74,509	74,509
Website Development	330,011	433,053

Total Fixed Assets	562,226	675,376
Accumulated Depreciation and Amortization	(314,416)	(417,612)

Net Fixed Assets	247,810	257,764

Depreciation and amortization expense was $46,682 and $103,196 for the three month period ending March 31, 2006 and the six month period ending September 30, 2006, respectively.
5. Line of Credit
In May of 2006 the Company entered into a line of credit with the Ropart Asset Management Fund, II, LLC for a $2,000,000 credit line with an interest rate of 18% per annum and a $50,000 commitment fee. In the event of default, as defined, the interest rate will increase to 20%. The note is due to mature in six months after the issuance date or under the following events: (i). Occurrence of any default. (ii). The sale of more than 50% of the Company’s assets (iii). Michael Cookson leaving the Company as CEO or reduces his time dedicated to the Company. On December 28, 2006 the note was extended with the payment of an additional $50,000 in commitment fees. The Ropart credit line is due to mature on May 11, 2007. Subsequent to September 30, 2006 the Company borrowed the maximum amount available under the line, $2,000,000.
As collateral the Company has granted to the secured party a continuing lien on all security interest in all the Company’s rights, title and interest in and to all of its assets.
The outstanding balance of the Ropart Credit line was $0 and $1,003,000 on March 31, 2006 and September 30, 2006, respectfully.

Master Replicas Inc.
Notes to Consolidated Financial Statements
6. Accrued Expenses
Accrued expense consists of the following:

	March 31, 2006	September 30, 2006
Accrued Professional Fees	104,861	52,253
Accrued Travel	26,968	15,200
Accrued Payroll Bonus	200,781	238,443
Accrued Vacation Benefit	57,535	58,367
Commissions Payable	93,444	78,436
Sales Tax payable	25,589	17,052
Accrued Royalties	1,240,169	937,836
Accrued Other Expense	192,810	58,123

	$1,942,157	$1,455,710

7. Long Term Debt
The notes payable to Ropart Asset Management Fund, LLC, accrue interest at a rate of 13% per annum. The notes are payable in three equal annual installments beginning in May 2007. Each annual installment includes principal and interest aggregating $329,992. The notes are collateralized by all assets of the Company.
The Company also makes monthly interest only payments on the unpaid balance of the notes of $989,975, which includes accrued interest of $124,975.
Maturities of long term debt and interest are as follows:

May 2007	$329,992
May 2008	329,992
May 2009	329,992

Principal and Interest Balance	989,975
Less Interest Portion	(124,975)

Principal Balance	$865,000

8. License Agreements
The Company’s significant license agreements are with Lucasfilm Ltd., CBS formerly Viacom Consumer Products and Disney. Additional license agreements have been agreed to with New Line Cinema, Twentieth Century Fox, Sony Pictures, DreamWorks, Marvel, Nintendo, Halo, Gravitron and Animatronics. For the three months ended March 31, 2006 and the six months ended September 30, 2006 royalties from the sale of Lucasfilm, Ltd products and net sales of Lucasfilm Ltd. products accounted to approximately 95% and 84% of royalty expense and net sales, respectively.
Lucasfilm Ltd.
On January 9, 2002, the Company obtained a nonexclusive global license with Lucasfilm Ltd. for the rights to develop, design, manufacture, advertise, market, and distribute licensed products from the Star Wars series. The current license agreement was created September 1, 2004, with an effective date of January 1, 2005 through December 31, 2007. Per the agreement, in exchange for these rights the Company must pay royalties on all sales.
In January of 2006 Lucasfilm completed a three year retroactive royalty audit.At December 31,2005 the Company accrued royalties of $400,000, the estimated additional royalty due under the agreement The liability was settled in March 2007 with a $150,000 payment to Lucasfilm and the liability will be adjusted upon settlement.

Master Replicas Inc.
Notes to Consolidated Financial Statements
CBS formerly Viacom Consumer Products Inc.
On November 13, 2002, the Company obtained a nonexclusive global license with Viacom Consumer Products Inc. (VCP) for the rights to manufacture, distribute, sell, advertise, and promote designated licensed articles relating to the Star Trek television and movie series. The license agreement expires May 31, 2007.
Disney Enterprises, Inc.
On December 1, 2003 the Company obtained a nonexclusive Walt Disney Art Classics License – Disney Properties. The Company will reproduce and use intellectual property, manufacture, distribute and sell articles to authorized customers and distribution channels in approved territories with articles agreed in the contract. In exchange for these rights the Company must pay royalties on all net sales; royalty payments are due quarterly along with cash payments described in the contract. The current license expired on December 31, 2006.
Royalty expense for all licenses was $810,408 and $1,459,129 for the three month period March 31, 2006 and the six month period ending September 30, 2006, respectively. As of March 31, 2006 and September 30, 2006 future minimum royalty commitments totaled $58,031 and $208,031, respectively, and amounts included in accrued expenses at March 31, 2006 and September 30, 2006 amounted to $1,240,169 and $937,836, respectively.
9. Commitments
On April 24, 2003 the Company entered into an agreement to sublease new office space that expires on November 30, 2006. A second lease agreement was entered into in the same building for an adjacent office suite. Both lease agreements have been extended to expire simultaneously on August 31, 2007
The future minimum lease obligations are as follows for March 31, 2006 and September 30, 2006:

	March 31, 2006	September 30, 2006
2006	$172,800	$158,400
2007	72,000	—

	$244,800	$158,400
Rent expense was $46,856 and $93,002 for the three month period March 31, 2006 and the six month period ending September 30, 2006, respectively.

Master Replicas Inc.
Notes to Consolidated Financial Statements
10. Income Taxes
The income tax provision (benefit) consisted of the following:

	Three Months Ended	Six Months Ended
	March 31, 2006	September 30, 2006
Current:
Federal	$250,000	$(240,000)
State	110,000	(100,000)

Total current	$360,000	$(340,000)

Deferred:
Federal	$93,000	$(222,000)
State	113,000	—

	$206,000	$(222,000)

Total Tax (benefit)	$566,000	$(562,000)

The income tax provision for the three months ended March 31, 2006, and the six months ended September 30, 2006 differ from the amounts computed by applying the statutory federal income tax rate to the consolidated income before income taxes, as follows:

	Three Months Ended	Six Months Ended
	March 31, 2006	September 30, 2006
Federal expense (benefit) computed at statutory rate	309,000	(766,000)
State expense (benefit) at statutory rate	55,000	(135,000)
Increase resulting from:
Deferred taxes	125,000	9,000
Nondeductible expenses	77,000	330,000
Adjustment to prior year	—	—

Provision for income taxes	$566,000	$(562,000)

Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	March 31, 2006	September 30, 2006
Deferred tax assets:
Accruals and allowance	606,000	753,000
Depreciation	117,309	117,309
Net Operating losses	—	110,000

Gross deferred tax assets	723,309	980,309
Less valuation allowance	(190,000)	(225,000)

Total deferred tax assets	$533,309	$755,309

Master Replicas Inc.
Notes to Consolidated Financial Statements
In evaluating the ability to realize its net deferred tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent, and feasible, and forecasts of future taxable income. In considering sources of future taxable income, the Company makes certain assumptions and judgments which are based on the plans and estimates used to manage the underlying business of the Company. A partial valuation allowance has been recorded against the gross deferred tax assets for all periods presented since management believes that after considering a            number of factors including the positive and negative evidence regarding the realization of deferred tax assets, that it is more likely than not that a portion of these assets will not be realized. Our valuation allowance increased by $190,000 and $35,000 for the three months period ended March 31, 2006 and six month period September 30, 2006, respectively.
The Company may be subject to limitation on the availability of net operating loss carry forwards due to changes in ownership.
As of September 30, 2006, the Company has an income tax receivable of $399,137 for Federal and State tax estimates paid in early 2006. Subsequent to September 30, 2006, the majority of the funds were received from the Federal tax authority.
11. Stock Option Plan and Warrants
The Company has a stock incentive plan (the 2004 Stock Plan “the Plan”) Under the plan, the Company may grant stock options to officers and key employees to purchase shares of the Company’s authorized but unissued common stock. The total number of options authorized under the Plan is 15,500,000. These options generally expire 10 years from the date of grant and generally vest over a three year period. On March 31, 2006 the plan had 12,196,359 options outstanding and the exercise prices vary from $.01 to $.11 per share. On September 30, 2006 the plan had 15,182,871 shares outstanding under the plan and the exercise prices vary from $.01 to $.39 per share.
On August 5, 2006 the Board of Directors granted the CEO of the Company, 974,885 shares of immediately vested common stock. Compensation expense of $380,149 was recorded related to the value of the shares.
The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

	Three Months Ended	Six Months Ended
Assumptions	March 31, 2006	September 30, 2006
Dividend yield	0.00%	0.00%
Risk free interest rate	4.70%	4.70%
Expectied live (in years)	10	10
Expected volatility	100.00%	100.00%
We estimated volatility based upon the Company’s limited equity transactions and the volatility that a same industry company stock has undertaken. The expected life of the option is the legal life of the option because of limited history. The risk free interest rate is based upon government investment.
Stock based compensation charged to operations related to stock options was $183,222 and $427,839 for the three month period ended March 31, 2006 and the six month period ending September 30, 2006, respectively.

Master Replicas Inc.
Notes to Consolidated Financial Statements
Summary of Activity

					Non Vested
		Available For	Options	Vested Options	Options
		Grant	Outstanding	Exercisable	Outstanding

Balance	January 1, 2006	3,226,435	12,273,565	6,049,045	6,224,520

Granted		—			—
Exercised			—	—	—
Vested		—	—	1,335,361	(1,335,361)
Cancelled		77,206	(77,206)	—	(77,206)

Balance	March 31, 2006	3,303,641	12,196,359	7,384,406	4,811,953

Granted		(3,025,115)	3,025,115		3,025,115
Exercised					—
Vested				3,272,228	(3,272,228)
Cancelled		38,603	(38,603)		(38,603)

Balance	September 30, 2006	317,129	15,182,871	10,656,634	4,526,237

The weighted average grant date fair value of the 3,025,115 options issued during the six months ended September 30, 2006 is $.36 per option.

					Weighted		Weighted
			Weighted Average		Average	Intrinsic Value	Average
		Number	Remaining in	Number	Exercise Price	of Exercisable	Contractual
Vesting Schedule	Exercise Price	Outstanding	Years	Exercisable	of Exercisable	Options	Life

	$0.010	20,000	8.25	12,222	$0.010	$1,222	10
	$0.030	3,662,545	9.25	1,334,250	$0.030	$106,740	10
	$0.033	8,050,578	9.25	6,037,934	$0.033	$464,921	10
	$0.110	463,236	9.66	—	$0.110		10

March 31, 2006		12,196,359	9.25	7,384,406	$0.03	$572,883

	Intrinsic Value — Assumed value $.11

	$0.010	20,000	7.75	14,444	$0.010	$5,489	10
	$0.030	3,662,545	8.75	1,783,955	$0.030	$642,224	10
	$0.033	8,050,578	8.75	8,050,000	$0.033	$2,873,850	10
	$0.110	424,633	9.16	178,003	$0.110	$49,841	10
	$0.39	3,025,115	9.80	630,232	$0.390	$—	10

September 30, 2006		15,182,871	8.97	10,656,634	$0.05	$3,571,403

						$0.39

	Intrinsic Value — Assumed value $.39
Outstanding Stock Warrants
As of March 31, 2006 and September 30, 2006, the Company had outstanding 1,200,000 warrants to purchase Common Stock to certain holders of Series B stock. The warrants were part of the 2004 convertible loan agreements. The convertible notes were converted to Series B stock in 2005 at an exercise price of $0.0001 per share. The warrants are exercisable at a price of $0.0001 any time before the termination date, which is the earlier of December 14, 2014 or five years after the repayment in full of the standby lines of credit owing to the warrant holders. The fair value of these warrants was estimated to be nominal on the date of the initial convertible note payable agreement was entered into during 2005 and no separate value was assigned to these warrants.

Master Replicas Inc.
Notes to Consolidated Financial Statements
As of March 31, 2006 and September 30, 2006, the Company had outstanding warrants to purchase 169,945 shares of Series A convertible Preferred Stock at an exercisable price of $1.25 per share. The warrants were issued in conjunction with the conversion of notes payable to Series A preferred Stock in 2004. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. The fair value of these warrants was estimated to be $54,664 at the time of issuance .The fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock.
As of March 31, 2006 and September 30, 2006, the Company had outstanding warrants, to purchase 1,325,000 shares of Series B Preferred Stock at an exercisable price of $0.05 per share. These warrants were issued in 2005 in connection with convertible notes payable the convertible notes were converted to redeemable convertible preferred Series B stock. The warrants are exercisable at any time before the termination date, which is the earlier of November 16, 2014 or five years after the repayment in full of the amounts owing under the notes payable to the warrant holder. Since the warrants are convertible into Series B Preferred Stock which stock is not classified within the equity section of the balance sheet, the warrants to purchase shares of Series B Preferred are treated as a derivative liability and are recorded at fair value and adjusted to fair value at all reporting dates. The fair value of these warrants were de minims on the date of issuance. At March 31, 2006, the value of these warrants had not changed. At September 30, 2006, the warrants were valued at $380,000, consistent with the value of the exchange of shares at the time of Merger. As a result, the statement of operations for the six months ended September 30, 2006 includes a charge of $380,000 for the change in the fair value of derivative liability.
12. Stockholder Equity and Redeemable Preferred Stock
Effective February 25, 2005, the Articles of Incorporation were amended to increase the number of shares of stock authorized, and to reflect a change in the liquidation preference for the stock issued.
The total shares authorized were increased to 208,823,444 shares, each with a par value of $0.001. Of that total, 125,367,384 shares are common stock, and 83,456,060 shares are preferred stock. Preferred stock may be issued in one or more series. The first series of preferred stock is the Series A Preferred Stock, consisting of 5,454,274 shares, and the second series is the Series B Preferred Stock, consisting of 78,001,786 shares.
As a result of the redemption privileges that were given to the redeemable preferred Series B stockholders, these shares cannot be considered and classified as permanent equity and must be classified outside of shareholders equity for purposes of financial statement presentation.
The rights, preferences, and privileges of the preferred stock are as follows:
Dividends
The holders of the Series B redeemable preferred stock are entitled to an annual non-cumulative priority dividend of 8% of the purchase price, when and if declared by the Board of Directors. After receipt of such dividends, Series B holders will participate on a prorate basis with Series A and common stock holders on any other dividends.
Voting Rights
Holders of each share of common stock and each share of thee preferred stock, on an as converted basis, is entitled to one vote.
Conversion
Each share of the Series A and B convertible preferred stock is convertible at any time into common stock at the option of the holder on a one for one basis.

Master Replicas Inc.
Notes to Consolidated Financial Statements
Redemption
Each holder of Series B redeemable preferred stock has the option to redeem their stock on the fifth anniversary of the initial issuance at the rate equal to their liquidation preference less any dividends paid. The liquidation preference is equal to the price paid per share by each holder of Series B stock, $.05 per share. Series A and common stock holders have no right of redemption.
Liquidation
In the event of any liquidation, dissolution, or change of control, as defined in the Company’s Certificate of Incorporation, Series B holders will first receive a liquidation preference of $.05 per share followed by a liquidation preference of $.05 per share for Series A holders. Thereafter, the remaining assets of the Company will be distributed ratably to the holders of Series A, Series B and holder of common stock.
13. Employee Benefit Plans and Contracts
Effective January 1, 2003, the Company adopted a 401(k) Profit Sharing Plan (the Plan) which was amended in July 2006. The Company made contributions to the 401K plan $13,479 and $29,147 for the three month period ended March 31, 2006 and the six month period ended September 30, 2006, respectively.
The Company has no employment contracts with officers or employees on March 31, 2006 or September 30, 2006.